Form 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

CARDERO RESOURCE CORP. (the “Company”)
Suite 1901-1177 West Hastings Street
Vancouver, BC  V6E 2K3

Item 2

Date of Material Change

June 11, 2004

Item 3

News Release

The news release was disseminated on June 15, 2004 to the TSX Venture Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia and Alberta Securities Commissions on June 16, 2004.

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has filed a statement of defence in connection with the lawsuit commenced against the Company by Western Telluric Resources Inc. (“Western Telluric”) and Minera Olympic, S. de R.L. de C.V. (“Minera Olympic”).  The Company has also counterclaimed against Western Telluric, Minera Olympic and certain of the shareholders of Western Telluric.

Item 5

Full Description of Material Change

The Company has been advised by counsel that the Company has filed its statement of defence prepared in response to the lawsuit commenced by Western Telluric and Minera Olympic on May 21, 2004.  In its statement of defence, a copy of which is attached as Schedule “A”, the Company has denied all of the allegations made by Western Telluric and Minera Olympic.  Further, the Company has commenced a counterclaim against Western Telluric, Minera Olympic and William Herbert Park, Kenneth Tremblett, Kelly Klatik and Jack Gavine, all of whom are shareholders of Western Telluric, seeking damages against such companies and individuals.

As previously stated, the Company considers the allegations made by Western Telluric and Minera Olympic to be frivolous, vexatious and completely without merit and intends to vigorously defend this matter and take all appropriate steps to protect its interests and to pursue its counterclaim against Western Telluric, Minera Olympic and the named shareholders of Western Telluric.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Henk Van Alphen, President
Telephone:  (604) 408-7488

Item 9

Date of Report

June 16, 2004